

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

>   **Re: ChineseInvestors.com, Inc.**
>   **Form 10-12G/A**
>   **Filed February 25, 2011**
>   **Form 10-Q/A**
>   **Filed February 25, 2011**
>   **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G/A

General

1. We note your response to comment five in our letter dated February 3, 2011. We remain concerned, however, that the public announcement of the private placement via your Form 10 could have served as a general solicitation for the private placement. Please provide us with your analysis of your ability to rely on Regulation D for your private placement in view of the limitations on general solicitations set forth in Rule 502(c) of Regulation D and the public announcement of the private placement via your Form 10. We recommend that you focus your analysis on how you solicited the investors in the private offering (i.e., the method or methods you employed to contact the investors and make them aware of the offering). Your analysis should cover all of the investors who participated in the private placement. If the investors were solicited on the basis of

substantive, pre-existing relationships between them and the company, please provide us with a brief description of the relationships, indicating the person or persons within the company who maintain the relationships.

Item 1. Business, page 3

2. You state that you are entitled to the "publishers' exclusion" from the definition of investment adviser (Section 202(a)(11)(D) of the Investment Advisers Act of 1940). Please explain in more detail how your services meet the requirements articulated by the Supreme Court in Lowe v. SEC (472 U.S. 181 (1985)). In particular, please explain whether you are providing a publication containing impersonal advice that is "bona fide" and "of regular and general circulation" for each of the services you describe on pages 8-11. For example, these services include, but are not limited to:

   - VIP Golden Membership Subscription Services, which include "access to a sample investment portfolio… as well as real-time trading demonstrations;"
   - Education Materials (Video Training), Stock Investment, which include your provision of "evaluations as well as analyze all the sample shareholders and volatile stocks in our sample portfolio;"
   - Megatrend Software, which "integrates a U.S. (and China A-Shares) real-time stock trading simulation;" and
   - Dark Horse Subscription Services, which provides "a place where investors from novices to professionals come to for ideas."

   In particular, please describe whether any of the services, particularly the software and the simulations, allow the subscriber to input information and to receive customized output. In addition, please disclose whether you will have any financial interest in the securities that are identified by any of your services, as described on pages 8-11.

General Company Information, page 7

3. Please expand your disclosure in this section to address how you produce the content that is available through your website. In this regard, we note your risk factor disclosure on page 14 about your dependence on the efforts of your editors. Matters you may wish to address include the number, backgrounds and qualifications of your editors, how they produce the content available through your website, whether they conduct original research and, if so, how, whether they use materials generated by third-parties, how they select companies and industries to write about, whether they interview or visit companies that they cover, and whether you or they have relationships with companies that they cover.

Sales and Marketing, page 12

4. On page 13, you state that you "do not as yet have educational conferences other than those that could be loosely associated with [y]our current online services as described on pages 8, 9, and 10." This statement appears to conflict with the statements you make in the last paragraph of this section. Please revise your disclosure as appropriate.

Item 1A. Risk Factors, page 13

If the PRC government finds that the financial data and information services . . . , page 23

5. In your response to comment 12 in our letter dated February 3, 2011, you state that you have stricken the phrase, "safe harbor of media laws". However, this phrase still appears in this risk factor on page 23. If you choose to retain this phrase, please define "safe harbor of media laws".

Item 2. Financial Information, page 29

Management's Discussion and Analysis . . . , page 33
Liquidity, page 36

6. In the second sentence of the first paragraph, you state, "Since inception, the Company has at times relied primarily upon proceeds from private placements and sales of shares of its equity securities to fund its operations." This statement appears to conflict with your statement in the same paragraph that "absent the costs to become a public company, the Company's operating expenses have been covered by its operating income". Please revise your disclosure as appropriate. This comment also applies to your quarterly report on Form 10-Q for the period ended November 30, 2010.

Item 5. Directors and Executive Officers, page 37

7. We reissue comment 19 in our letter dated February 3, 2011. In note V on page 38, you state that Mr. Toreson serves as your Audit Committee's expert member. Please clarify whether you mean that he is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. If he is serving in this role, please provide us with your analysis as to how he qualifies as such an expert.

Item 6. Executive Compensation, page 39

8. We reissue comment 20 in our letter dated February 3, 2011. Please revise your Summary Compensation Table and your Director Compensation Table so that they appear in the current tabular format set forth in Item 402(n) and Item 402(r) of Regulation S-K, respectively.

Item 10. Recent Sales of Unregistered Securities, page 40

9. We note your response to comment 24 in our letter dated February 3, 2011. Please revise your disclosure in this section to identify clearly the specific rule you relied upon in making each of the private placements and to state briefly the facts you relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

10. We reissue comment 25 in our letter dated February 3, 2011. Please revise your disclosure in this section to provide Regulation S-K Item 701 information for the remaining $445,000 raised in private placements in 2009 and 2010. Additionally, if you choose to retain disclosure concerning your ongoing private placement, please provide Regulation S-K Item 701 information for the shares you have already sold pursuant to this private placement.

11. In the third paragraph, please change, if appropriate, "2010" to "2011" as your disclosure throughout the registration statement indicates that your private placement commenced in the third quarter of fiscal year 2011 and not the third quarter of fiscal year 2010.

Item 11. Description of Registrant's Securities to be Registered, page 41

12. We reissue comment 26 in our letter dated February 3, 2011. Accordingly, please disclose in this section the required Regulation S-K Item 202(a) information for this class of common stock.

Item 13. Financial Statements and Supplementary Data, page F-1

13. We reissue comment 28 in our letter dated February 3, 2011. Please update your interim financial statements to comply with Rule 8-03 of Regulation S-X at the date of effectiveness, such that the financial statements are at and as of November 30, 2011. In the footnotes to the interim financial statements, where you report comparisons of balance sheet items, please compare the latest interim figures to the May 31, 2010, amounts.

Financials for Quarter 1, Fiscal Year 2011, page F-16
Notes to the Financial Statements (Unaudited), page F-23

2. Critical Accounting Policies and Estimates, page F23

14. In the second paragraph, you state that "the Company is not allowed to sell to China based customers." However, on page 14 in your quarterly report on Form 10-Q for the period ended November 30, 2010, you state that your services are used by "Chinese citizens/nationals in mainland China, Taiwan, and Hong Kong." Please advise or revise your disclosures as appropriate.

Quarterly Report on Form 10-Q/A for the Period Ended November 30, 2010

Cover page

15. We reissue comment 30 in our letter dated February 3, 2011. You should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. For further guidance, refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which are available on our website at http://www.sec.gov/divisions/corpfinguidance/interactivedatainterp.htm.

Part I. Financial Information

Item 2. Management's Discussion and Analysis . . . , page 14

16. Please revise the first paragraph in this section to remove the reference to "[f]orward-looking statements in this registration statement on Form 10" as this report is not a registration statement on Form 10. Please also remove reference to "the sections entitled 'Forward-Looking Statements'" as your report does not contain such a section title.

17. In the second paragraph and on page 20, you refer to your "Form(s) 10-12G and 10-12G/A as filed on November 29, 2010 and January 20, 2011". If you choose to refer to these filings in this manner, please include the most recent amendment date. This comment also applies to the second paragraph under "Overview" on page 14.

Item 4. Controls and Procedures, page 20

18. We reissue comment 36 in our letter dated February 3, 2011. Please file an amendment to your Form 10-Q to include the disclosure required by Item 307 and, to the extent applicable, Item 308(c) of Regulation S-K. Specifically, please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Additionally, please disclose changes you have made in your internal controls over financial reporting during the period covered by the report; we note your statement that you are mediating deficiencies in these controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)